                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            PRINTCAFE SOFTWARE, INC.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   742562 10 1
                                 (CUSIP NUMBER)

                   Buchanan Ingersoll Professional Corporation
                          Attn: David A. Grubman, Esq.
                                One Oxford Centre
                           301 Grant Street 20th Floor
                              Pittsburgh, PA 15219
                                 (412) 562-8800
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 18, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No. 742562 10 1                                  Page 2 of 12 Pages
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mellon Ventures II, L.P.  (I.R.S. No. 25-1799514)
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [ ]

                                                              (b)  [X]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                               WC

-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER            1,616,789(1)(2)
NUMBER OF SHARES
BENEFICIALLY           --------------------------------------------------------
OWNED BY               8.   SHARED VOTING POWER                       0
EACH
REPORTING              --------------------------------------------------------
PERSON                 9.   SOLE DISPOSITIVE POWER       1,616,789(1)(2)
WITH
                       --------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER                  0

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         1,616,789(1)(2)

-------------------------------------------------------------------------------
CUSIP No. 742562 10 1                                  Page 3 of 12 Pages
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                      [ ]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            15.3%


-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*                                            PN

-------------------------------------------------------------------------------
CUSIP No. 742562 10 1                                  Page 4 of 12 Pages
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MVMA II L.P.  (I.R.S. No. 25-1799515)
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [ ]

                                                              (b)  [X]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         OO, AF
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER            1,616,789(1)(2)
NUMBER OF SHARES
BENEFICIALLY           --------------------------------------------------------
OWNED BY               8.   SHARED VOTING POWER                       0
EACH
REPORTING              --------------------------------------------------------
PERSON                 9.   SOLE DISPOSITIVE POWER       1,616,789(1)(2)
WITH
                       --------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER                  0

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         1,616,789(1)(2)

-------------------------------------------------------------------------------
CUSIP No. 742562 10 1                                  Page 5 of 12 Pages
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     [ ]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            15.3%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*                                        PN

-------------------------------------------------------------------------------
CUSIP No. 742562 10 1                                  Page 6 of 12 Pages
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MVMA, Inc.  (I.R.S. No. 25-1799515)
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [ ]

                                                              (b)  [X]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         OO, AF
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER            1,616,789(1)(2)
NUMBER OF SHARES
BENEFICIALLY           --------------------------------------------------------
OWNED BY               8.   SHARED VOTING POWER                       0
EACH
REPORTING              --------------------------------------------------------
PERSON                 9.   SOLE DISPOSITIVE POWER       1,616,789(1)(2)
WITH
                       --------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER                  0

-------------------------------------------------------------------------------
                       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
                            BY EACH REPORTING PERSON     1,616,789(1)(2)

-------------------------------------------------------------------------------
CUSIP No. 742562 10 1                                  Page 7 of 12 Pages
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

                                                              [ ]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.3%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         (1) Represents (i) 1,419,448 shares of Common Stock (the "Common Stock") of Printcafe Software, Inc. (the "Company") issued upon conversion of the Company's Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series F Convertible Preferred Stock (collectively, the "Preferred Stock") purchased by Mellon Ventures II, L.P. ("Mellon Ventures"), (ii) 7,505 shares of Common Stock issuable upon the exercise of three warrants which expire on October 29, 2010 (with exercise prices per share of $266.40 on the date hereof) held by Mellon Ventures, (iii) 4,691 shares of Common Stock issuable upon the exercise of a warrant which expires on December 30, 2011 (with an exercise price per share of $39.96 on the date hereof) held by Mellon Ventures and (iv) 10,145 shares of Common Stock issuable upon the exercise of a warrant which expires on December 30, 2011 (with an exercise price per share of $14.79 on the date hereof) held by Mellon Ventures.

         (2) Represents 175,000 shares of Common Stock purchased by Mellon Ventures in connection with the Company's initial public offering. The initial public offering was consummated on June 21, 2002.

                                  SCHEDULE 13D

              ITEM 1 SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Printcafe Software, Inc., a Delaware corporation (the "Company"), which has its executive offices at Forty 24th Street, Pittsburgh, PA 15222.

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CUSIP No. 742562 10 1                                  Page 8 of 12 Pages
-------------------------------------------------------------------------------

ITEM 2   IDENTITY AND BACKGROUND

         This Statement constitutes a filing on Schedule 13D on behalf of the Mellon Ventures II, L.P. ("Mellon Ventures"), MVMA II L.P. and MVMA, Inc., relating to Mellon Ventures' purchase of 175,000 shares of Common Stock in connection with the Company's initial public offering.

         Mellon Ventures is a Delaware limited partnership and has its principal executive office and principal business address at 4005 Kennett Pike, Greenville, Delaware 19807. Mellon Ventures is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

         MVMA II L.P., a Delaware limited partnership, has its principal executive office and principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of Mellon Ventures and holds a 1% equity interest in Mellon Ventures. Its principal business is to act as general partner of Mellon Ventures.

         MVMA, Inc., a Delaware corporation, which has its principal executive office and principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of MVMA II L.P. and holds a 1% equity interest in MVMA II L.P. Its principal business is to act as general partner of MVMA II L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and of the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

         Mellon Bank, N.A., which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon Ventures. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

         Mellon Financial Corporation, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Financial Corporation are set forth on Annex B hereto.

         Charles J. Billerbeck, a Senior Managing Director of Mellon Ventures, serves on the Company's Board of Directors.

         During the last five years, none of Mellon Ventures, together with MVMA II L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Financial Corporation and the persons set forth on Annexes A and B hereto (collectively, the "Mellon Affiliates") have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Mellon Affiliates have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it

-------------------------------------------------------------------------------
CUSIP No. 742562 10 1                                  Page 9 of 12 Pages
-------------------------------------------------------------------------------

or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Mellon Affiliates used working capital to acquire the 1,419,448 shares of Common Stock issued upon conversion of the Preferred Stock and warrants to purchase 22,341 shares of Common Stock for a total purchase price of Thirty Million Dollars ($30,000,000). The Mellon Affiliates used working capital to acquire the 175,000 shares of Common Stock issued in connection with the Company's initial public offering for a total purchase price of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000). The 175,000 shares of Common Stock purchased by Mellon Ventures in connection with the Company's initial public offering were purchased at $10.00 at share, the offering price to the public.

            ITEM 4 PURPOSE OF THE TRANSACTION

         The Mellon Affiliates acquired the Common Stock and Preferred Stock, and the Common Stock issued upon conversion of the Preferred Stock, for investment purposes. While the Mellon Affiliates have no current plans to increase or decrease their respective investment positions, they intend to review their respective investment positions from time to time. Depending upon such ongoing review, as well as market and business conditions, liquidity requirements of Mellon Ventures and other factors that the Mellon Affiliates may deem material to their investment decision, the Mellon Affiliates may from time to time choose to acquire or dispose of the Company's securities in open market or privately negotiated transactions. The 1,441,789 shares of Common Stock held by Mellon Ventures prior to the Company's initial public offering are subject to a 180 day lock-up period, ending on December 16, 2002, which period may be reduced in the sole discretion of UBS Warburg LLC, the Company's lead underwriter. The warrants representing 22,321 shares of Common Stock are currently vested and exercisable. Additionally, the 175,000 shares of Common Stock purchased by Mellon Ventures in the Company's initial public offering are subject to a 90 day lock-up period, ending on September 17, 2002.

         Except as described herein, the Mellon Affiliates have no present plans or proposals that relate to or would result in any of the actions described in
Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

            ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) The Mellon Affiliates are the beneficial owners of 1,616,789 shares of Common Stock on a fully diluted basis. The 1,616,789 shares constitute approximately 15.3% of the issued and outstanding shares of Common Stock. Of the 1,616,789 shares of Common Stock held by Mellon Ventures, 22,321 shares of Common Stock are issuable upon the exercise of currently vested and exercisable warrants. The warrants held by Mellon Ventures are in the following amounts: (i) 7,505 shares of Common Stock issuable upon the exercise of three warrants which expire on October 29, 2010 (with exercise prices per share of $266.40 on the date hereof), (ii) 4,691 shares of

-------------------------------------------------------------------------------
CUSIP No. 742562 10 1                                  Page 10 of 12 Pages
-------------------------------------------------------------------------------

Common Stock issuable upon the exercise of a warrant which expires on December 30, 2011 (with an exercise price per share of $39.96 on the date hereof) and
(iii) 10,145 shares of Common Stock issuable upon the exercise of a warrant which expires on December 30, 2011 (with an exercise price per share of $14.79 on the date hereof).

         (b) The Mellon Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 1,616,789 shares of Common Stock.

         (c) In connection with the Company's initial public offering which was consummated on June 21, 2002, Mellon Ventures purchased 175,000 shares of the Company's Common Stock for an aggregate purchase price of $1,750,000. The shares of Common Stock were purchased for $10.00 per share, the offering price to the public. See Item 3 above.

         (d) No persons, other than the Mellon Affiliates have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

         (e) Not applicable.

            ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mellon Ventures acquired the shares of Preferred Stock and warrants to purchase shares of Common Stock and Preferred Stock pursuant to various Convertible Preferred Stock Purchase Agreements (the "Stock Purchase Agreements") and Note Purchase Agreements (the "Note Purchase Agreements," and with the Stock Purchase Agreements, the "Purchase Agreements") over the course of an approximately two year period. In connection with the execution of the Purchase Agreements, Mellon Ventures entered into a voting agreement, as amended (the "Voting Agreement") with certain of the Company's stockholders (the "Stockholders") whereby, subject to the terms of the Voting Agreement, (i) the Stockholders agreed to vote all shares of capital stock of the Company owned by each of them in favor of electing the designees of Mellon Ventures and certain other Stockholders to the Company's Board of Directors. Charles J. Billerbeck, the Senior Managing Director of Mellon Ventures, was Mellon Ventures' designee to the Company's Board of Directors and is currently a member of the Company's Board of Directors until his successor is duly elected and qualified at the Company's 2003 annual meeting of stockholders. The Voting Agreement terminated upon the consummation of the Company's initial public offering which was completed on June 21, 2002. Additionally, all of the Preferred Stock outstanding prior to the Company's initial public offering was automatically converted into shares of Common Stock pursuant to various conversion ratios.

         In connection with their purchase of the Company's Preferred Stock, Mellon Ventures and the Stockholders entered into an investors' rights agreement, as amended (the "Rights Agreement") whereby the Company granted, among other things, certain demand, S-3 and piggyback registration rights with respect to the Company's Common Stock issuable upon conversion of the Preferred Stock purchased pursuant the Purchase Agreements. All reference to, and summaries of, the Rights Agreement in this Schedule 13D, are qualified in their entirety

-------------------------------------------------------------------------------
CUSIP No. 742562 10 1                                  Page 11 of 12 Pages
-------------------------------------------------------------------------------

by reference to the Rights Agreement, the full text of which is filed as Exhibit A hereto, and is incorporated herein by reference.

            ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as exhibits:

         Exhibit A:  Fifth Amended and Restated Investors' Rights
                     Agreement dated as of December 31, 2001, by and among the Company, Creo SRL and the investors listed on Exhibits B, C, D, E and F thereto (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, SEC File No. 333-82646, filed on March 27, 2002)

         Exhibit B:  Joint Filing Agreement, dated June 28, 2002
                     (Filed herewith).

-------------------------------------------------------------------------------
CUSIP No. 742562 10 1                                  Page 12 of 12 Pages
-------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: June 28, 2002

                              MELLON VENTURES II, L.P.

                              By: MVMA II L.P., its General Partner

                                  By: MVMA, INC. its General Partner

                                      By: /s/ Ronald J. Coombs
                                          ------------------------------------
                                          Name:  Ronald J. Coombs
                                          Title:  Vice President and Director


                              MVMA, II L.P.

                              By: MVMA, INC. its General Partner

                                      By: /s/ Ronald J. Coombs
                                          ------------------------------------
                                          Name:  Ronald J. Coombs
                                          Title:  Vice President and Director


                              MVMA, INC.

                                      By: /s/ Ronald J. Coombs
                                          ------------------------------------
                                          Name:  Ronald J. Coombs
                                          Title:  Vice President and Director

                                     ANNEX A
              EXECUTIVE OFFICERS, DIRECTORS AND SOLE STOCKHOLDER OF
                                   MVMA, INC.


Name and Title               Principal Occupation and Business Address
--------------               -----------------------------------------


Ronald J. Coombs             Principal, Operations
Vice President               Mellon Ventures, Inc.,
and Director                 One Mellon Center, Suite 5210
                             Pittsburgh, PA 15298

Paul D. Cohn                 Partner
Vice President               Mellon Ventures, Inc.,
and Director                 One Mellon Center, Suite 5210
                             Pittsburgh, PA 15298

Lawrence E. Mock, Jr.        President and CEO of Mellon Ventures, Inc
President, Director &        Mellon Ventures, Inc.,
Sole Stockholder             One Mellon Center, Suite 5210
                             Pittsburgh, PA 15298



Each of the individuals listed above is a citizen of the United States of America.

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:


DIRECTOR                  PRINCIPAL OCCUPATION AND BUSINESS ADDRESS             DIRECTOR SINCE
--------                  -----------------------------------------             --------------
Burton C. Borgelt         Retired Chairman and Chief Executive Officer                 1991
                          Dentsply International, Inc.
                          c/o Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258

Carol R. Brown            Former President                                             1992
                          The Pittsburgh Cultural Trust
                          c/o Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258

Jared L. Cohon            President                                                    1998
                          Carnegie Mellon University
                          c/o Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258

J.W. Connolly             Retired Senior Vice President                                1989
                          H. J. Heinz Company
                          c/o Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258

Steven G. Elliott         Senior Vice Chairman                                         2001
                          Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:


DIRECTOR                  PRINCIPAL OCCUPATION AND BUSINESS ADDRESS             DIRECTOR SINCE
--------                  -----------------------------------------             --------------
Ira J. Gumberg            President and Chief Executive Officer                        1989
                          J.J. Gumberg Co.
                          c/o Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258

Edward J. McAniff         Of Counsel                                                   1994
                          O'Melveny & Myers
                          c/o Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258

Martin G. McGuinn         Chairman and Chief Executive Officer                         1998
                          Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258

Robert Mehrabian          Chairman, President and Chief Executive Officer              1994
                          Teledyne Technologies, Incorporated
                          c/o Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258

Seward Prosser Mellon     President and Chief Executive Officer                        1972
                          Richard K. Mellon and Sons
                          Richard King Mellon Foundation
                          c/o Mellon Financial Corporation
                          One Mellon Center
                          Room 4826
                          Pittsburgh, PA  15258


                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:


DIRECTOR                    PRINCIPAL OCCUPATION AND BUSINESS ADDRESS             DIRECTOR SINCE
--------                    -----------------------------------------             --------------

Mark A. Nordenberg          Chancellor                                                  1998
                            University of Pittsburgh
                            c/o Mellon Financial Corporation
                            One Mellon Center
                            Room 4826
                            Pittsburgh, PA  15258

David S. Shapira            Chairman and Chief Executive Officer                        1986
                            Giant Eagle, Inc.
                            c/o Mellon Financial Corporation
                            One Mellon Center
                            Room 4826
                            Pittsburgh, PA  15258

William E. Strickland, Jr.  President and Chief Executive Officer                       2001
                            Manchester Bidwell Corporation
                            c/o Mellon Financial Corporation
                            One Mellon Center
                            Room 4826
                            Pittsburgh, PA  15258

Joab L. Thomas              President Emeritus                                          1993
                            The Pennsylvania State University
                            c/o Mellon Financial Corporation
                            One Mellon Center
                            Room 4826
                            Pittsburgh, PA  15258

Wesley W. von Schack        Chairman, President and Chief Executive Officer             1989
                            Energy East Corporation
                            c/o Mellon Financial Corporation
                            4826 One Mellon Center
                            Pittsburgh, PA  15258


                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:


NAME                             PRINCIPAL OCCUPATION                       BUSINESS ADDRESS
----                             --------------------                       ----------------
Martin G. McGuinn                Chairman and Chief Executive Officer       One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Chairman, President and                    Pittsburgh, PA 15258
                                 Chief Executive Officer
                                 Mellon Bank, N.A.

Steven G. Elliott                Senior Vice Chairman                       One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

Stephen E. Canter                Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

John T. Chesko                   Vice Chairman and Chief Risk Officer       One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

David F. Lamere                  Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

Jeffrey L. Leininger             Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

Ronald P. O'Hanley               Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

Allan P. Woods                   Vice Chairman and Chief Information        One Mellon Center
                                 Officer                                    Room 4826
                                 Mellon Financial Corporation               Pittsburgh, PA  15258
                                 Mellon Bank, N.A.


                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

NAME                             PRINCIPAL OCCUPATION                       BUSINESS ADDRESS
----                             --------------------                       ----------------
Michael A. Bryson                Chief Financial Officer                    One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 EVP and Chief Financial Officer,           Pittsburgh, PA  15258
                                 Mellon Bank, N.A.

Leo Y. Au                        Treasurer                                  One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Senior Vice President,                     Pittsburgh, PA  15258
                                 Mellon Bank, N.A.

Michael K. Hughey                Senior Vice President and Controller       One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Senior Vice President, Director of Taxes   Pittsburgh, PA  15258
                                 and Controller,
                                 Mellon Bank, N.A.



Each of the individuals listed above is a citizen of the United States of America. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.

                                                                      Exhibit B



                             JOINT FILING AGREEMENT

         Joint Filing Agreement, dated as of June 28, 2002, by and among Mellon Ventures II, L.P., MVMA II L.P. and MVMA, Inc. Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  June 28, 2002



                                    MELLON VENTURES II, L.P.
                                      By MVMA II L.P., its general partner
                                      By MVMA, INC., its general partner

                                    By: /s/ Ronald J. Coombs
                                        -------------------------------------
                                             Ronald J. Coombs
                                             Vice President and Director

                                    MVMA II L.P.
                                      By MVMA, INC., its general partner

                                    By: /s/ Ronald J. Coombs
                                        -------------------------------------
                                             Ronald J. Coombs
                                             Vice President and Director


                                    MVMA, INC.

                                    By: /s/ Ronald J. Coombs
                                        -------------------------------------
                                             Ronald J. Coombs
                                             Vice President and Director